

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 12, 2021

Martin A. Kits van Heyningen
President, Chief Executive Officer and
Chairman of the Board of Directors
KVH Industries, Inc.
50 Enterprise Center
Middletown, Rhode Island 02842

> **Re: KVH Industries, Inc.**
> **PREC14A Preliminary Proxy Statement filed on Schedule 14A**
> **Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A**
> **Filed on May 11, 2021 by KVH Industries, Inc.**
> **File No. 000-28082**

Dear Mr. Kits van Heyningen,

We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

Schedule 14A

General

1. Notwithstanding the disclosure that appears on page one regarding the registrant's Annual Report, please advise us, with a view toward revised disclosure, how KVH complied with or intends to comply with Rule 14a-3(b)(10).

What is a broker non-vote?, page 8

2. Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose "the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes…" Please advise us of the legal basis upon which KVH relied to equate the possible voting by banks and other nominees in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying "broker non-votes" as instances where brokers are allowed to use their discretion to vote absent instructions).

Proposal No. 1 | Election of Directors, page 18

3. Notwithstanding the disclosures in Appendix A, please advise us, with a view toward revised disclosure, whether or not any indemnification agreements or understandings exist between the nominees and KVH. See Item 401(a) of Regulation S-K.

Proposal No. 2 | Advisory Vote on Named Executive Officer Compensation, page 20

4. Please disclose when the next shareholder advisory vote on executive compensation will occur, or advise us where this disclosure has been made. See Item 24 of Schedule 14A.

Additional Information – Costs of the Solicitation, page 48

5. The registrant has only acknowledged that it "may incur additional costs in connection with our solicitation of proxies." While the registrant further explains it will incur "aggregate expenses" inclusive of those associated with the retention of a proxy solicitor, please revise the disclosure to quantify the total cost of the solicitation above what the registrant normally expends for an uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges. Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 thereto, which together require disclosure of costs "in furtherance of, or in connection with" the solicitation, as well as "other costs incidental to the solicitation."

    We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact me at (202) 551-3266 with any questions.

                                            Sincerely,

                                            /s/ Nicholas P. Panos

                                            Nicholas P. Panos
                                            Senior Special Counsel
                                            Office of Mergers & Acquisitions

cc: Shaun J. Mathew, Esq.